UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for June, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures:
Announcement regarding repurchase of preferred ordinary shares from Sasol Inzalo
Groups Funding Proprietary Limited (RF) (“Inzalo Groups Funding”)

Sasol Limited SENS Announcement
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:
ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or “the Company”)
Announcement regarding repurchase of preferred ordinary shares from Sasol Inzalo Groups Funding
Proprietary Limited (RF) (“Inzalo Groups Funding”)
1. Shareholders are reminded that at a general meeting held on 17 November 2017, Sasol shareholders authorised the Company, by way of a specific authority, to repurchase all or some of the unlisted Sasol preferred ordinary shares (“Preferred Ordinary Shares”) held by Inzalo Groups Funding at the 30-
day volume weighted average price (“VWAP”) of a Sasol ordinary share of no par value (“SOL Share”)
on the business day immediately prior to the date of the repurchase since the Preferred Ordinary
Shares would have, had they not been repurchased today, redesignated as SOL Shares on
Wednesday, 27 June 2018 (the “Redesignation Date”).
2. The 30-day VWAP of a SOL Share on 25 June 2018 was R475,03.
3. Sasol today repurchased 9 461 882 Preferred Ordinary Shares from Inzalo Groups Funding for a purchase price of R475,03 per Preferred Ordinary Share (“the Repurchase”).
4. After deducting the proceeds of the Repurchase of the Preferred Ordinary Shares from the aggregate amount outstanding in respect of the preference shares issued by Inzalo Groups Funding, the preference share funding shortfall remaining due as regards the Class C preference shares (together with costs and taxes) is R59,42 million. On 27 June 2018, Sasol will subscribe for 1 ordinary share in
Inzalo Groups Funding for an amount of R59,42 million, so as to place Inzalo Groups Funding in funds to settle the Class C preference share funding shortfall and any applicable costs and taxes. By doing so, Sasol ensures that the guarantee which it gave to the holders of Class C preference shares in
Inzalo Groups Funding will not be called up.
5. The financial effect of the Repurchase on Sasol’s earnings per share, headline earnings per share and net asset value per share will be limited to the legal fees, the taxes levied by the South African Revenue
Services and the JSE documentation fee, which are considered negligible. The Repurchase will be funded from Sasol’s available cash resources.
Sandton
26 June 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Ledwaba Mazwai Attorneys

US Legal Advisors
Shearman & Sterling

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 June, 2018
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:    Company Secretary